Goldman Sachs Trust

71 South Wacker Drive

Chicago, IL 60606

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

August 1, 2016

VIA EDGAR

Mr. Vincent DiStefano

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Trust”), File Nos. 333-17619 and 811-05349

Post-Effective Amendment No. 572, filed July 26, 2016

Dear Mr. DiStefano:

Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), the Trust and Goldman, Sachs & Co., the Trust’s Principal Underwriter, hereby respectfully request that the effective date of the Trust’s Post-Effective Amendment No. 572 to the Registration Statement on Form N-1A referred to above be accelerated so that it will become effective on August 1, 2016 or as soon as practicable thereafter. Post-Effective Amendment No. 572 was filed for the purpose of changing the name and investment objective of the Goldman Sachs Limited Maturity Obligations Fund (the “Fund”)(effective July 29, 2016, the Goldman Sachs Short-Term Conservative Income Fund). You reviewed Post-Effective Amendment No. 572, filed on July 26, 2016. The Trust responded to your comments in correspondence filed on July 26, 2016 and on August 1, 2016. The Trust and Goldman, Sachs & Co. are aware of their obligations under the 1933 Act.

Please contact Michelle D. Wong of Dechert LLP at 617.728.7178 with any comments or questions concerning this correspondence.

Very truly yours,

/s/ Robert Griffith

Robert Griffith

Assistant Secretary, Goldman Sachs Trust

Vice President and Associate General Counsel, Goldman, Sachs & Co.

cc: Michelle D. Wong, Dechert LLP